SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 8-A/A

              AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               Perini Corporation
             (Exact name of registrant as specified in its charter)


              Massachusetts                             04-1717070
(State of incorporation or organization)   (I.R.S. Employer Identification No.)


     73 Mt. Wayte Avenue, Framingham, Massachusetts              01701
     ----------------------------------------------            ----------
       (Address of principal executive offices)                (Zip Code)

         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A(c)(1), please check the following box:__

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A(c)(2), please check the following box:__


Securities to be registered pursuant to Section 12(b) of the Act:

None.

Securities to be registered pursuant to Section 12(g) of the Act:

                                                   Name of Exchange on
    Title of Class to be so Registered      which Class is to be Registered
    ----------------------------------      -------------------------------

     Preferred Stock Purchase Rights            American Stock Exchange




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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.  Description of Registrant's Securities to be Registered

         On January 17, 1997, the Board of Directors of Perini Corporation (the "Company") amended the terms of its Preferred Stock Purchase Rights. Accordingly, the response to Item 1 of the Company's Registration Statement on Form 8-A, dated September 26, 1988, is hereby amended and restated to read as follows:

         On September 23, 1988, the Board of Directors of Perini Corporation (the "Company") declared a dividend distribution of one Preferred Stock Purchase Right for each outstanding share of Common Stock of the Company to stockholders of record at the close of business on October 6, 1988. Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredth of a share (a "Unit") of Series A Junior Participating Cumulative Preferred Stock, par value $1.00 per share (the "Preferred Stock"), at a cash Exercise Price of $100.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Shareholder Rights Agreement dated as of September 23, 1988, as amended and restated as of May 17, 1990, as further amended and restated as of January 17, 1997, between the Company and State Street Bank and Trust Company, as Rights Agent.

         Initially, the Rights will not be exercisable and will be attached to all outstanding shares of Common Stock. No separate Right Certificates will be distributed until the Distribution Date. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earliest of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company and certain of its affiliates and other exempted persons) (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding shares of Common Stock (the date of said announcement being referred to as the "Stock Acquisition Date"), (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person or (iii) the declaration by the Board of Directors that any person is an "Adverse Person."

         For the purpose of determining whether PB Capital Partners, L.P. ("PB Capital Partners"), The Union Labor Life Insurance Company ("ULLICO"), The Common Fund for Non-Profit Organizations ("The Common Fund"), Richard C. Blum & Associates, L.P. ("RCBA"), Ronald N. Tutor ("Tutor"), Tutor-Saliba Corporation ("Tutor-Saliba") or any of their respective affiliated or associated persons is an Acquiring Person, none of such persons will be deemed to beneficially own (i) any shares of Series B Cumulative Convertible Preferred Stock (the "Series B Preferred Stock") of the Company issued or issuable pursuant to the Stock Purchase and Sale Agreement by and among the Company, PB Capital Partners and RCBA, dated as of July 24, 1996, as amended (the "Stock Purchase and Sale Agreement"), including shares issued or issuable as payment-in-kind dividends,
(ii) any shares of the Common Stock issued or issuable upon the conversion of such shares of Series B Preferred Stock, (iii) any shares of Common Stock issued or issuable pursuant to the

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Participation Agreement by and between the Company and PB Capital Partners dated as of November 4, 1996, or (iv) any shares of Common Stock issued or issuable to Tutor upon exercise of a certain stock option granted to Tutor on January 17, 1997.

         For the purpose of determining whether a Stock Acquisition Date has occurred, PB Capital Partners, ULLICO, The Common Fund, RCBA, Tutor, Tutor-Saliba and their respective affiliated and associated persons, will be deemed not to beneficially own (i) any shares of Series B Preferred Stock of the Company issued or issuable pursuant to the Stock Purchase and Sale Agreement, including shares issued as payment-in-kind dividends, (ii) any shares of the Common Stock issued or issuable upon the conversion of such shares of Series B Preferred Stock, (iii) any shares of Common Stock issued or issuable pursuant to the Participation Agreement by and between the Company and PB Capital Partners dated as of November 4, 1996, or (iv) any shares of Common Stock issued or issuable to Tutor upon exercise of a certain stock option granted to Tutor on January 17, 1997.

         The Board of Directors could declare a person to be an Adverse Person after (1) a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of 10% or more of the outstanding shares of Common Stock and (2) a determination by the Board of
Directors,   after  reasonable   inquiry  and   investigation,   including  such
consultation, if any, with such persons as such directors shall deem appropriate, that (a) such beneficial ownership by such person is intended to cause, is reasonably likely to cause or will cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its stockholders, but for the actions and possible actions of such person, would not be served by taking such action or entering into such transaction or series of transactions at that time or (b) such beneficial ownership is causing or is reasonably likely to cause a material adverse impact (including, but not limited to, impairment of relationships with customers or impairment of the Company's ability to maintain its competitive position) on the business or prospects of the Company; provided, however, that the Board of Directors of the Company may not declare a person to be an Adverse Person if, prior to the time that such person acquired 10% or more of the shares of Common Stock then outstanding, such person provided to the Board of Directors in writing a statement of such person's purpose and intentions in connection with the proposed acquisition of Common Stock, together with any other information reasonably requested of such person by the Board of Directors, and the Board of Directors, based on such statement and such reasonable inquiry and investigation, including such consultation, if any, with such persons as the directors shall deem appropriate, determines to notify and notifies such person in writing that it will not declare such person to be Adverse Person; provided further, that the Board of Directors may expressly condition in any manner a determination not to declare a person an Adverse Person on such conditions as the Board of Directors may select, including without limitation such person's not acquiring more than a specified amount of stock and/or on such person's not taking actions inconsistent

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with the  purposes  and  intentions  disclosed  by such person in the  statement provided to the Board of Directors. No delay or failure by the Board of Directors to declare a person to be an Adverse Person shall in any way waive or otherwise affect the power of the Board of Directors subsequently to declare a person to be an Adverse Person. In the event that the Board of Directors should at any time determine, upon reasonable inquiry and investigation, including consultation with such persons as the directors shall deem appropriate, that such person has not met or complied with any condition specified by the Board of Directors, the Board of Directors may at any time thereafter declare the person to be an Adverse Person.

         The Board of Directors may not declare any of the following entities an Adverse Person: PB Capital Partners, ULLICO, The Common Fund, RCBA, Tutor, and Tutor-Saliba, and their respective affiliated persons. Any person that, on or after January 17, 1997, was a limited partner of PB Capital Partners, will be deemed to be an affiliated person of PB Capital Partners for so long as PB Capital Partners continues in existence and such person beneficially owns Common Stock solely by virtue of its ownership of an interest in PB Capital Partners and/or of Common Stock beneficially owned by it prior to January 17, 1997.

         Until the Distribution Date (or earlier redemption or expiration of the Rights), (a) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (b) new Common Stock certificates issued after October 6, 1988 will contain a notation incorporating the Shareholder Rights Agreement by reference, and (c) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on January 21, 2007, unless previously redeemed by the Company as described below.

         As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

         In the event that a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of Units of Preferred Stock of the Company having a market value of two times the exercise price of the Right (such right being referred to as the "Subscription Right"). In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction or (ii) 50% or more of the Company's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the

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acquiring company having a market value equal to two times the exercise price of the Right (such right being referred to as the "Merger Right"). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person or an Adverse Person may (under certain circumstances specified in the Shareholder Rights Agreement) become null and void.

         At any time after a Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or Units of Preferred Stock at an exchange ratio of one share of Common Stock or one Unit of Preferred Stock per Right.

         The Exercise Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional Units. If the Company elects not to issue fractional Units, in lieu thereof an adjustment in cash will be made based on the fair market value of the Preferred Stock on the last trading date prior to the date of exercise.

         Any of the provisions of the Shareholder Rights Agreement may be amended by the Board of Directors of the Company at any time prior to the Distribution Date. From and after the Distribution Date, the Board of Directors of the Company may, subject to certain limitations specified in the Rights Agreement, amend the Rights Agreement to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period under the Rights Agreement, or to make other changes that do not adversely affect the interests of the Rights holders (excluding the interests of Acquiring Persons, Adverse Persons or their Affiliates or Associates).

         The Rights may be redeemed in whole, but not in part, at a price of $0.02 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors at any time prior to the date on which a person is declared to be an Adverse Person, the tenth day after the Stock Acquisition Date or the occurrence of an event giving rise to the Merger Right. Immediately upon the action of the

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Board of Directors ordering  redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

         Until a Right is exercised, the holder will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Preferred Stock (or other consideration) of the Company or for common stock of an acquiring company as set forth above.

         A copy of the Shareholder Rights Agreement dated as of September 23, 1988, as amended and restated as of May 17, 1990, as further amended and restated as of January 17, 1997, has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A/A. A copy of the Shareholder Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Shareholder Rights Agreement.

Item 2.  Exhibits

         4.4 Shareholder Rights Agreement, dated as of September 23, 1988, as amended and restated as of May 17, 1990, as amended and restated as of January 17, 1997, between Perini Corporation and State Street Bank and Trust Company, as Rights Agent.

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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   Perini Corporation

Date: January 29, 1997             By:   /s/ David B. Perini
                                         -------------------
                                         David B. Perini
                                         Chairman and Chief Executive Officer


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                                  EXHIBIT INDEX


Exhibit
Number            Description
------            -----------

4.4 Shareholder Rights Agreement, dated as of September 23, 1988, as amended and restated as of May 17, 1990, as amended and restated as of January 17, 1997, between Perini Corporation and State Street Bank and Trust Company, as Rights Agent.





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